                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                AMENDMENT NO. 11

                    Under the Securities Exchange Act of 1934


                      MALIBU ENTERTAINMENT WORLDWIDE, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    561182106
                                 (CUSIP Number)

                             RICHARD M. FITZPATRICK
                               MEI HOLDINGS, L.P.
                                2200 ROSS AVENUE
                                   SUITE 4200
                               DALLAS, TEXAS 75201
                                 (214) 220-4900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                            ROBERT A. PROFUSEK, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

                                 MARCH 27, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

--------------------------------------------------------------------------------
      CUSIP No. 561182106           13D-1             Page 2
================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MEI Holdings, L.P
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                               (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                       |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

--------------------------------------------------------------------------------
      CUSIP No. 561182106           13D-1             Page 3
================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MEI GenPar, L.P.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                               (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                       |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

--------------------------------------------------------------------------------
      CUSIP No. 561182106           13D-1             Page 4
================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     HH GenPar Partners
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                               (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                       |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

--------------------------------------------------------------------------------
      CUSIP No. 561182106           13D-1             Page 5
================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hampstead Associates, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                               (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                       |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

--------------------------------------------------------------------------------
      CUSIP No. 561182106           13D-1             Page 6
================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RAW GenPar, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                    |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                           |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

--------------------------------------------------------------------------------
      CUSIP No. 561182106           13D-1             Page 7
================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     InMed, Inc. d/b/a Incap, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                   |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                          |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

--------------------------------------------------------------------------------
      CUSIP No. 561182106           13D-1             Page 8
================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald J. McNamara
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                               (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                       |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

--------------------------------------------------------------------------------
      CUSIP No. 561182106           13D-1             Page 9
================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert A. Whitman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                               (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) or 2(f)                               |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

      United States
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                       |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

--------------------------------------------------------------------------------
      CUSIP No. 561182106           13D-1             Page 10
================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Daniel A. Decker
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                               (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                       |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

        This Amendment No. 11 amends and supplements the Statement on
Schedule 13D first filed on June 17, 1996, as amended by Amendments No. 1 through 10 (the "Schedule 13D"), by MEI Holdings, L.P., a Delaware limited partnership ("Holdings"), and certain other persons.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended to add the following at the end thereof:

        The Company's $9.5 million and $30.0 million promissory notes payable to Holdings have been amended (as so amended, the "Notes") to, among other things, (i) in the case of the $9.5 million note, extend the maturity from September 1998 to January 1999, (ii) to increase the principal amounts to $10.0 million and $65.0 million, respectively, and (iii) to provide that the Notes are convertible at Holdings' option into subordinated notes that are convertible into Common Stock of the Company ("Convertible Notes"). The Convertible Notes will have terms that an independent investment adviser advises the Company and Holdings would ensure that the proceeds of a sale at the time of conversion into Convertible Notes would be sufficient to repay the then-outstanding interest and principal on the Notes and all third party costs incurred in connection therewith. The amounts currently outstanding under the Notes are $8.5 million and $39.8 million, respectively. Holdings is permitted, but is not required, to advance additional funds up to the principal amounts under the Notes. The $65.0 million note matures in August 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is hereby amended to add the following:

        The last paragraph of Item 5 is incorporated herein by this reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Second Amended and Restated Subordinated Promissory Note, dated March 27, 1998

     Exhibit 2 Amended and Restated Promissory Note, dated March 27, 1998

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of the other signatories hereto.

Dated: April 1, 1998

                       MEI HOLDINGS, L.P.
                       By: MEI GenPar, L.P.
                           Its General Partner
                       By: HH GenPar Partners
                           Its General Partner
                       By: Hampstead Associates, Inc.
                           Its Managing General Partner

                       By:  /s/ DANIEL A. DECKER
                           -----------------------------------
                                Daniel A. Decker
                                Executive Vice President

                       MEI GENPAR, L.P.
                       By:  HH GenPar Partners
                            Its General Partner
                       By:  Hampstead Associates, Inc.
                            Its Managing General Partner

                       By:  /s/ DANIEL A. DECKER
                           -----------------------------------
                                Daniel A. Decker
                                Executive Vice President

                       HH GENPAR PARTNERS
                       By:  Hampstead Associates, Inc.
                            Its Managing General Partner

                       By: /s/ DANIEL A. DECKER
                           -----------------------------------
                               Daniel A. Decker
                               Executive Vice President

                       HAMPSTEAD ASSOCIATES, INC.

                       By: /s/ DANIEL A. DECKER
                           -----------------------------------
                               Daniel A. Decker
                               Executive Vice President

                       RAW GENPAR, INC.


                       By:  /s/ ROBERT A. WHITMAN
                           -----------------------------------
                                Robert A. Whitman
                                President

                       INMED, INC.

                       By: /s/ DANIEL A. DECKER
                           -----------------------------------
                               Daniel A. Decker
                               President

                           /s/ DONALD J. MCNAMARA
                           -----------------------------------
                               Donald J. McNamara

                           /s/ ROBERT A. WHITMAN
                           -----------------------------------
                               Robert A. Whitman

                           /s/ DANIEL A. DECKER
                           -----------------------------------
                               Daniel A. Decker

                                INDEX TO EXHIBITS

Exhibit              Description

1    Second Amended and Restated Subordinated Promissory Note, dated March 27,
     1998

2    Amended and Restated Promissory Note, dated March 27, 1998